CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

August 24, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Attention: Dominic Minore, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	THL Credit, Inc. Registration Statement on Form N-2 (File No. 333-175074)

Dear Mr. Minore:

On behalf of THL Credit, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company by letter, dated July 22, 2011, with respect to the Company’s registration statement on Form N-2 (File No. 333-175074) filed with the SEC on June 22, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). This letter also includes the Company’s response to comments provided by accounting Staff to the Company by telephone on July 28, 2011.

The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 1 to the Registration Statement, which is being filed with the Commission concurrently herewith.

Registration Statement Facing Page

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1.	Delete the reference to the filing becoming effective “when declared effective pursuant to section 8(c).”

Response: The Company has revised the facing page accordingly.

Prospectus Outside Front Cover Page

2.	Disclose whether there exists any aggregate ceiling on the amount of dilution that could occur to the interests of BDC common shareholders.

Response: On June 9, 2011, the Company’s stockholders voted to allow the Company to issue up to 20% of its outstanding common stock at a price below net asset value for a period of one year ending on the earlier of June 9, 2012 and the date of the Company’s annual meeting of stockholders. The Company has revised the disclosure on the front cover of the Prospectus to reflect this 20% threshold. The Company has also revised the disclosure in the section entitled “Sales of Common Stock Below Net Asset Value” in Amendment No. 1 and revised the Risk Factor entitled, “The net asset value per share of our common stock may be diluted if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock or securities to subscribe for or convertible into shares of our common stock”, accordingly.

3.	In the penultimate sentence of the first paragraph, preface clause (2) with the phrase “for offerings made after June 2012.”

Response: The Company has revised the disclosure accordingly.

4.	If possible, disclose the per share net asset value of BDC’s common shares as of a date more current than March 31, 2011.

Response: The Company has revised the disclosure to reflect the net asset value per share as of June 30, 2011.

Prospectus Summary

5.	Provide an organizational chart showing the relationship among the various THL entities described in the prospectus summary. Also include in the organizational chart BDC’s direct and indirect wholly-owned subsidiaries.

Response: An organizational chart is attached hereto as Exhibit A.

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Investment Strategy

6.	In your response letter, provide us with the status of BDC’s application with the SBA to license a SBIC.

Response: The Company received a “Greenlight” letter that will allow it to file an application with the Investment Division of the Small Business Administration, or the SBA, to license a Small Business Investment Company, or SBIC. The Company continues to move forward with the application process for an SBIC license, which the Company expects will take several months to complete.

Ability to Execute Unsponsored Transactions

7.	Disclose the basis for the assertions contained in this section.

Response: The Company’s assertions are based on the experience of the principals of the Company’s Advisor as well as their strong network relationships. The Company has revised the disclosure in Amendment No. 1. The Company also refers the Staff to the discussion included under “The Company – Investment Strategy,” in Amendment No. 1 which addresses the ability of the Advisor to target investments in both sponsored and unsponsored middle market companies.

Recent Developments

8.	In each of the fourth through seventh paragraphs, identify the type of investment BDC made when providing either “financing” or “capital” to each investee.

Response: The Company has revised the disclosure accordingly.

9.	Expand the last paragraph to provide additional background information highlighting the transaction giving rise to BDC Holdings acquiring the shares of BDC common stock that it distributed and that it continues to hold. Also highlight the nature of any restrictions on reselling such shares and the potential impact of the market overhang on the share price of BDC common stock. Moreover, disclose the total number of BDC shares that BDC Holdings continues to hold and whether all shares could only be distributed to BDC Holdings’ partners.

Response: The Company refers the Staff to the current disclosure included in the Registration Statement and Amendment No. 1 which describes the transaction giving rise to THL Credit Partners BDC Holdings, L.P. (“BDC Holdings”) acquiring the shares of the Company’s

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common stock and the distributions in the Overview section of the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”), Certain Relationships – Affiliated Stockholders, and footnotes (1) – (2) to the beneficial ownership table included in the Control Persons and Principal Stockholders in Amendment No. 1.

As of June 30, 2011, BDC Holdings sole investment consists of 8,972,720 shares of the Company’s common stock. The Company refers the Staff to footnotes (1) – (2) to the beneficial ownership table included in the “Control Persons and Principal Stockholders” section of Amendment No. 1.

In accordance with the terms of the partnership agreement of BDC Holdings, the purpose of BDC Holdings was to acquire and hold shares of the Company’s common stock until the partnership was no longer subject to a lock-up agreement entered into in connection with the Company’s initial public offering, and then to distribute the Company’s shares of common stock to the partners pro-rata, in kind, in accordance with each partner’s percentage interest in the partnership. The general partner of BDC Holdings does not have the power to manage the assets of BDC Holdings. The general partner of BDC Holdings may liquidate shares of the Company’s common stock only for the purposes of raising cash to pay any expenses or liabilities of BDC Holdings. The general partner of BDC Holdings does not have the power to vote, or direct the vote of, the shares of the Company’s common stock held by BDC Holdings. The partnership agreement requires BDC Holdings to vote the shares of the Company’s common stock held by BDC Holdings in the same proportion as the vote of all other stockholders of the Company’s common stock.

The timing of any distribution of the common stock held by BDC Holdings to the partners is at the sole discretion of the general partner of BDC Holdings. As previously stated, any such distribution is made in accordance with each limited partner’s percentage interest in BDC Holdings. As a result, the nature of any restrictions on reselling such shares is governed by a determination of the status of each limited partner under Rule 144 of the Securities Act.

Table of Contents

10.	In the paragraph appearing after the table of contents, expand the last sentence to clarify that the prospectus and the prospectus supplement will be updated to reflect material changes occurring during the applicable securities offering period.

Response: The Company has revised the disclosure accordingly.

About This Prospectus

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11.	File forms of each prospectus supplement that BDC intends to deliver with “this prospectus.” In this regard, expand the disclosure to make clear that the related prospectus supplement and “this prospectus” will together constitute the prospectus for an offering of BDC’s securities.

Response: The Company has revised the disclosure accordingly. The Company also has included a form of prospectus supplement for a common stock offering. The prospectus supplements for the sales of the Company’s other securities registered under the Registration Statement will follow a similar format and additional discussion of the terms will also be provided.

The Company does not believe that filing forms of prospectus supplements for each type of security that may be offered under the Registration Statement is required. Specifically, neither the applicable provisions of the Securities Act, nor the form requirements of Form N-2, require registrants to file proposed prospectus supplements for each type of security that may be offered under a universal shelf registration statement. In addition, the Company believes that, given the lack of actual terms with respect to the securities, other than common stock, that might be issued under the Registration Statement, any proposed disclosure that would be included in a prospectus supplement would be highly speculative and potentially misleading to the market. Such disclosure would, however, be included in the actual prospectus supplement delivered to each potential purchaser of those securities, consistent with the approach that has traditionally been taken in universal shelf offerings.

The Company further notes that, to its knowledge, no other business development company that utilizes a universal shelf registration statement has filed a form of prospectus supplement other than for the sale of common stock, consistent with the approach the Company has taken in connection with the Registration Statement.

12.	We note that the wide array of securities BDC may issue makes BDC’s risk disclosure more complicated and assumptions about the securities to be issued more important. For example, given the securities’ potential leverage and potential dilutive effect, how will BDC convey a fair and accurate representation of these risks in the prospectus and prospectus supplements? The risk profile and expense ratio attributable to common shares can change materially as different securities are issued. What will be disclosure if the common stock is the first takedown from this shelf offering? We may have further comment.

Response: The Company has reviewed the current risk factors included in the Registration Statement and added and/or revised several risk factors in order to highlight the

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potential leverage and dilutive effects of the issuance of securities registered under this Registration Statement. In addition, the Company will provide updated disclosure, including updated risk disclosure regarding the leverage and potential dilutive effect of any issuance of securities, in a prospectus supplement. As set forth in the “form of” prospectus supplement included in Amendment No. 1, the Company intends to include a capitalization table reflecting the actual capitalization of the Company as well as the as-adjusted capitalization reflecting the sale of securities in any takedown off of the Registration Statement. The Company will also provide updated disclosure in the fees and expenses table in any prospectus supplement.

The Registration Statement already includes tables reflecting the impact of an offering at a price below net asset value on: (i) existing stockholders who do not purchase in the offering; (ii) existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and (iii) new investors who become stockholders by purchasing shares in the offering. If the Company sells shares of its common stock to stockholders at a price below its then current net asset value, then it will update the tables under the section entitled “Sales of Common Stock Below Net Asset Value” in the prospectus supplement.

13.	Delete the seventh sentence because it is inconsistent with an obligation to deliver a current prospectus in connection with sales of securities being offered by BDC. As an alternative, disclose that BDC will amend the prospectus to disclose any material changes.

Response: The Company has revised the disclosure accordingly.

14.	Clarify that all of the material terms of any of the “additional information described under ‘Where You Can Find Additional Information’” that should be read “before you make an investment decision” will nonetheless be summarized in the prospectus or applicable prospectus supplement.

Response: The Company has revised the disclosure accordingly.

Fees and Expenses

15.	The following comments should be addressed in the fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering form this shelf registration statement that triggers the need to include a fee table and Example. Any such fee table and Example should be updated in accordance with current staff positions with the most current information available to BDC.

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Response: The Company will address such disclosure in the fee table and the Example in the prospectus. In addition, the Company will include an updated fee table and expense table in any prospectus supplement reflecting the specific terms of each securities offering, as needed.

16.	We note the absence of the Acquired Fund Fees & Expenses line item from BDC’s fee table. Please confirm to us in your response letter that BDC will not in the upcoming year make investments that trigger the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that BDC does not intend to invest in any “Acquired Funds.”

Response: As of June 30, 2011, the Company does not have any investments in “Acquired Funds” based on the SEC interpretive guidance described below. While the Company does not intend to invest in any “Acquired Funds,” it will include such a line item in the fee table of any prospectus supplement should the Company invest in any “Acquired Fund” in the future.

As disclosed in the Company’s Consolidated Schedule of Investments for the quarter ended June 30, 2011, the Company has invested in LCP Capital Fund, LLC (“LCP”) which is a non-registered investment company and Greenway which is a closed investment fund. In reliance on the interpretive guidance released by the SEC entitled “Staff Responses to Questions Regarding Disclosure of Fund of Fund Expenses,” the Company has concluded that its investments in LCP and Greenway do not constitute an investment in an “acquired fund.” As stated in the response to Question 1 of the SEC interpretive guidance, “the Staff would not recommend enforcement action if a fund does not include in the fee table expenses associated with investments in structured finance vehicles, collateralized debt obligations, or other entities not traditionally considered pooled investment vehicles.” The Company believes that its investments in (i) LCP, which is further explained in a separate letter in response to a Staff accounting comment and also disclosed in Note 2 to the Company’s Consolidated Financial Statements for the quarter ended June 30, 2011 in Amendment No. 1, and (ii) Greenway, fit within this exemption and would not be deemed an investment in an “acquired fund.”

17.	Disclose unequivocally whether or not BDC anticipates leveraging through either the offering of debt securities or preferred stock during the next twelve months. If BDC does not disclose that it will not issue any of these securities during the next twelve months, then provide the following additional disclosure, as applicable:

a.

Under the “Stockholder transaction expenses” section of the fee table, provide a “debt securities and/or preferred stock offering expenses borne by holders of common stock” line item presentation. Expand the disclosure accompanying the

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Example to clarify that such amount is included in the Example’s tabular presentation.

Response: The Company does not intend to leverage through the issuance of preferred stock during the next twelve months. However, the Company may conduct an offering of debt securities off of the Registration Statement within that timeframe. If the Company conducts an offering of debt securities off of the Registration Statement, then it will include the requested additional expense information in the related prospectus supplement and the Company will also expand the disclosure accompanying the Example to clarify that such amount is included in the Example’s tabular presentation. However, although the Company does not currently have any terms for a debt or preferred stock offering to include the appropriate percentages in a new line item, the Company has: (1) added the requested line item; and (2) added a footnote to the “Total Stockholder Transaction Expenses” line item in Amendment No. 1 noting that, “The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses.”

b.	The cost of servicing debt securities and/or preferred stock line item should include all of the costs of servicing debt securities and/or preferred stock stated as a percentage of net assets attributable to common shares. Accordingly, before the “Total Annual Expenses” line item, add a “Cost of Servicing Debt Securities and/or Preferred Stock” line item, and provide a footnote explanation of what is included therein.

Response: The Company has added the requested line item. If the Company conducts an offering of debt securities off of the Registration Statement, then it will provide an explanation of what is included therein in a footnote in the related prospectus supplement.

c.	Also disclose in a footnote the assumptions used when determining the amount included in the “Cost of Servicing Debt Securities and/or Preferred Stock” line item. In this regard, the disclosure currently included in footnote (6) should be updated as appropriate. Moreover, in a separately captioned section of the prospectus, describe the likely terms, including material covenants, of the debt securities and/or preferred stock that BDC is expected to issue.

Response: If the Company conducts an offering of debt securities off of the Registration Statement, then it will include the assumptions used when determining the amount included in the requested line item and update any related disclosure in footnotes to the table. The Company believes that including any information without any historical

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basis, as the Company has yet to conduct an offering of its debt securities, would be misleading. The Company has included the likely terms of debt securities that it expects to issue in the section entitled “Description of Our Debt Securities.” The Company will provide information regarding the terms and material covenants in the associated prospectus supplement in a separately captioned item.

d.	State that the example includes cost of servicing preferred stock and/or amounts borrowed.

Response: The Company has revised the disclosure accordingly. The example will be revised to include appropriate expenses in connection with each issuance of securities off of the Registration Statement.

18.	Delete the parenthetical “(estimated)” from the “Other Expenses” line item.

Response: The Company has revised the disclosure accordingly.

19.	In footnote (2), clarify that the difference between “offering expenses” and “offering expenses borne by us.” Additional, disclose that all offering expenses will nonetheless be borne directly or indirectly by BDC’s common shareholders.

Response: There is no difference between “offering expenses and “offering expenses borne by us.” As a result, the Company has revised the disclosure accordingly.

20.	In your response letter, explain why the accrued capital gains incentive fee discussed in the first paragraph of footnote (5) is not reflected in the fee table and Example.

Response: The Company has included the accrued capital gains incentive fee in the fee table and revised the disclosure accordingly.

Example

21.	Revise the Example to clarify that the Total Annual Expenses are given effect in the narrative and tabular presentation. In this regard, also delete the phrase, “we have no indebtedness and” from the second sentence of the first paragraph.

Response: The Company has revised the disclosure accordingly.

22.	We may have further comment when the fee table and Example are completed.

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Response: The Company acknowledges that the Staff may have further comment on the fee table and the Example.

Risks

23.	Identify any industries in which BDC is concentrated or expects to be concentrated. Also include industry-specific risk disclosure as applicable.

Response: The Company is not currently concentrated in any industries and it does not expect to be concentrated in any industries.

24.	Add a risk factor that highlights the consequences of BDC’s management fee being paid on gross assets where a substantial amount of BDC’s assets have consisted of cash and cash equivalents since its April 2010 IPO. That is, it apparently has taken and could likely take a substantial period of time to invest the entire net proceeds of BDC’s IPO and, perhaps, the same could hold true for any takedown from this shelf registration statement. Given the BDC’s stated expense ratio and the prevailing interest rate climate, it appears BDC has a substantial risk of losing money on the offering proceeds not invested during this interval.

Response: As of June 30, 2011, the Company has invested substantially all of the proceeds of its IPO. The Company also refers the Staff to the disclosure included in the Registration Statement and Amendment No. 1 entitled “Financial condition, liquidity and capital resources,” which notes that as of June 30, 2011, the Company had cash and cash equivalents of $20.7 million in the Overview section of the MD&A.

The Company also refers the Staff to the “Use of Proceeds” section of Amendment No.1 where the Company states that, “We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within twelve months, but in no event longer than two years.”

Changes in interest rates may affect our cost of capital and net investment income.

25.	The entire first paragraph, with the exception of the first three sentences, should be moved to a place outside of the risk factor presentation since it consists of either non-risk or mitigating disclosure.

Response: The Company has revised the disclosure accordingly.

We may pay incentive fee on income we do not receive in cash.

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26.	It appears that the disclosure contained in the third sentence is inconsistent with the disclosure contained in the second and fourth sentences.

Response: The Company has revised the disclosure accordingly.

There are potential conflicts of interest between us and the fund managed by us.

27.	Disclose how investment opportunities are allocated between BDC and Greenway. Are they allocated on a pro-rata or purely subjective basis? Will all investment opportunities allocated between BDC and Greenway be in accordance with a written investment allocation policy?

Response: While the Company, as manager to Greenway, has investment discretion over the investments made by Greenway, Greenway’s investments follow investment and allocation guidelines establishing the type of investment and the size of the transaction set forth in the agreement. The investment and allocation guidelines were established at the time of the formation of Greenway by the Greenway Investor. There are no additional agreements between the Company and Greenway. Greenway invests in securities similar to those of the Company pursuant to investment and allocation guidelines which address, among other things, the size of the borrowers, the types of transactions and the concentration and investment ratio amongst Greenway and the Company. However, the Company has the discretion to invest in other securities.

28.	The disclosure states that Greenway will be managed by “us.” Identify the “certain” officers and any other persons who will serve Greenway in an investment management capacity.

Response: The following Company officers, who currently serve as the investment committee for the Company, will also serve Greenway in an investment management capacity: James Hunt, Sam Tillinghast, Hunter Stropp, Chris Flynn and Kunal Soni.

Portfolio and Investment Activity

29.	Expand the disclosure contained in the last two paragraphs on page 43 to clarify the extent of BDC’s ownership in Greenway. What are the material terms of the agreement or understanding respecting the “capital committed by affiliates of a single institutional investor”? Also identify the “single institutional investor.” Will affiliates of that single institutional investor act as underwriter(s) of BDC’s securities? What fees will BDC be entitled to receive for managing Greenway?

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Response: The Company has revised the disclosure accordingly. On January 14, 2011, THL Credit Greenway Fund LLC (“Greenway”) was formed as a Delaware limited liability company. Greenway is a closed investment fund and operates under a limited liability agreement dated January 19, 2011 (as amended, the “Agreement”). A summary of terms for the Agreement is attached hereto as Exhibit B. Under the Agreement, the Company is a member and manager of Greenway. Greenway has $150.0 million of capital committed by affiliates of a single institutional investor (the “Greenway Investor”). Pursuant to the Agreement, the Company agreed not to disclose the name of the Greenway Investor. The Greenway Investor is a member of the LLC and is an unaffiliated third party. The Greenway Investor is a large insurance company and it is not expected that affiliates of the Greenway Investor will act as underwriter(s) of the Company’s securities.

The Greenway Investor has the ability to liquidate the fund through a no-fault divorce clause. In addition, pursuant to the terms of the Agreement, the Greenway Investor controls the ability to, among other things, modify the terms of any investment, transfer all or substantially all of the assets of Greenway and incur debt.

While the Company, as manager to Greenway, has investment discretion over the investments made by Greenway, Greenway’s investments follow investment and allocation guidelines establishing the type of investment and the size of the transaction set forth in the Agreement. The investment and allocation guidelines were established at the time of the formation of Greenway by the Greenway Investor. Greenway invests in securities similar to those of the Company pursuant to investment and allocation guidelines which address, among other things, the size of the borrowers, the types of transactions and the concentration and investment ratio amongst Greenway and the Company. However, the Company has the discretion to invest in other securities.

As manager of Greenway, the Company acts as the investment adviser to Greenway and is entitled to receive certain advisory fees, which are included in other income in the Company’s Consolidated Statements of Operations. See the summary of terms for the Agreement attached as an exhibit to the separate letter submitted to the accounting Staff for further detail regarding fees to be earned by the Company.

As disclosed in the MD&A, as of June 30, 2011, the value of the Company’s interest in Greenway was $9,029 and is reflected in the Consolidated Schedule of Investments. As manager of Greenway, the Company acts as the investment adviser to Greenway and is entitled to receive certain fees. As a result, Greenway is classified as an affiliate of the Company. For the six months ended June 30, 2011, the Company earned $634,330 in fees related to Greenway, which are included in other income in the Consolidated Statements of Operations. As of June 30, 2011,

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$118,635 of fees related to Greenway were included in Due from affiliate on the Consolidated Statements of Assets and Liabilities. See Note 3 to the Company’s Consolidated Financial Statements for the quarter ended June 30, 2011 included in Amendment No. 1 and corresponding disclosure in the Company’s MD&A included in Amendment No. 1.

Special Note Regarding Forward-Looking Statements

30.	Expand the last paragraph to include statements made in any prospectus supplement to the list of statements to which the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply. Moreover, disclose that the “safe harbor” provisions found in Section 21E of the Securities Exchange Act of 1934 also do not apply to statements made in the BDC’s Exchange Act periodic reports.

Response: The Company has revised the disclosure accordingly.

Use of Proceeds

31.	In the applicable prospectus supplement for any offering from this shelf registration statement, disclose the approximate amount of the proceeds of such offering that may be used to finance the activities and/or the obligations of existing subsidiaries of BDC, or the formation, financing or structuring of a different subsidiary. If any proceeds of an offering could be used for any of the aforementioned purposes, then provide us with your views on whether the subsidiaries or their sponsors should be added as co-registrants to this registration statement either by pre-effective of by post-effective amendment.

Response: The Company does not believe that any of its subsidiaries should be added as co-registrants to the Registration Statement because, as stated in the “Use of Proceeds” section of Amendment No.1, the net proceeds from the sale of the Company’s securities will be used for a variety of purposes, including for investing in debt and equity securities, repayment of any outstanding indebtedness and other general corporate purposes. The Company acknowledges its obligation to disclose the approximate amount of proceeds of any offering off of the shelf registration statement that may be used to finance the activities and/or the obligations of the Company’s existing subsidiaries or the formation, financing or structuring of a different subsidiary in the applicable prospectus supplement.

Dividends

32.	In your response letter, please confirm that none of the distributions to BDC’s shareholders represented a return of capital.

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Response: The Company respectfully refers the Staff to the disclosure included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Dividends” in Amendment No. 1 where the Company discloses that if the Company had determined the tax attributes of its distributions year-to-date as of June 30, 2011, then approximately 100% would be from ordinary income for tax purposes.

Description of Our Capital Stock

33.	Expand the disclosure, as necessary, to ensure that the material provisions of the Delaware General Corporation Law and the BDC’s certificate of incorporation and bylaws have been included in this section of the prospectus and also include a statement to that effect in the first paragraph.

Response: The Company has revised the disclosure accordingly.

Description of Our Subscription Rights

34.	Include risk disclosure about the potential negative consequences of the possibility of multiple rights offerings including, among other things, the dilutive impact to NAV and voting and the potential impact of market overhang on the price of BDC’s common stock. See generally Investment Company Act Release No. 9932 (Sept. 15, 1977).

Response: The Company has revised the disclosure accordingly.

35.	In your response letter, confirm that any subscription rights will entitle BDC’s record date shareholders at the time of any transferable subscription rights offerings to purchase one new share for a maximum of every three rights held.

Response: The Company hereby confirms that any subscription rights will entitle the Company’s record date stockholders at the time of any transferable subscription rights offerings to purchase one new share for a maximum of every three rights held.

36.	Disclose, if true, that BDC’s common shareholders will indirectly bear all of the expenses of the subscription rights offerings, regardless of whether BDC’s common stockholders exercise any subscription rights.

Response: The Company has revised the disclosure accordingly.

37.	If there have been previous rights offerings, please add appropriate prospectus supplement disclosure regarding all prior rights offerings, including, but not limited to,

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the date of each offering, the dollar amount of proceeds, how BDC used the proceeds, and the amount of time taken to invest the proceeds.

Response: The Company previously has not conducted any rights offerings. The Company acknowledges that, when applicable, it will add appropriate prospectus supplement disclosure regarding all prior rights offerings, including, but not limited to, the date of each offering, the dollar amount of proceeds, how the Company used the proceeds, and the amount of time taken to invest the proceeds.

38.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under Section 8(c) of the Securities Act in respect of any rights offering takedown from this shelf registration statement. We may have further comments.

Response: The Company hereby undertakes to file for staff review a post-effective amendment under Section 8(c) of the Securities Act in respect of any rights offering takedown from this Registration Statement.

Description of Our Debt Securities

39.	Expand the disclosure, as necessary, to ensure that the material provisions of the indenture have been included in this section of the prospectus and also include a statement to that effect in the third paragraph.

Response: The Company has reviewed the disclosure in light of the material provisions of the indenture filed as Exhibit D.2 to Amendment No. 1. The Company has revised the disclosure accordingly.

40.	Disclose that any person from whom BDC borrows will not, in their capacity as either lender or debt holder, have either a veto power or a vote in approving or changing any of BDC’s fundamental policies.

Response: The Company does not have any fundamental policies in place.

41.	Highlight the extent, and consequent effect, of any structural subordination resulting from BDC’s capital structure.

Response: The Company will provide updated disclosure regarding any structural subordination resulting from the Company’s capital structure in the prospectus supplement filed and distributed in connection with each offering of securities off of this Registration Statement.

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Plan of Distribution

42.	The disclosure here, and elsewhere in the prospectus, indicates that BDC may offer units comprised of any combination of several of its classes of securities. Clarify whether units, consisting either in whole or in part of the underlying securities being registered on this shelf registration statement, are intended to be publicly offered by the BDC. If they will be publicly offered by BDC, then advise us in your response letter when they will be registered under the Securities Act.

Response: The Company will not offer units comprised of any combination of several classes of its securities. As a result, the Company has revised the disclosure throughout the “Plan of Distribution” section as well as the remaining sections of the Amendment No. 1 to delete any reference to the offer of units.

43.	If BDC intends to register units on this registration statement then, on the facing page, add units under the “Title of Securities Being Registered” column. Additionally, expand the disclosure to describe the units with specificity. Among the matters that should be disclosed are (1) whether any trading history and markets exist for BDC’s units, (2) whether units present any unusual or unique risks that potential purchases should be aware of, (3) whether units have any influence of relationship with the asset coverage requirements or the 1940 Act, (4) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually, and (5) whether there are any voting rights issues or conflicts with respect to unit components.

Response: Please refer to the Company’s response to Question 42 above.

44.	Moreover, disclose (1) how BDC benefits by issuing units, (2) how this benefit differs from BDC issuing the individual unit components, and (3) whether this benefit to BDC gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units. We may have further comment.

Response: Please refer to the Company’s response to Question 42 above.

45.	File a form of prospectus supplement pertaining to a units offering by BDC.

Response: Please refer to the Company’s response to Question 42 above.

46.	In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

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Response: Please refer to the Company’s response to Question 42 above.

47.	Clarify that any offering of securities by BDC that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval.

Response: The Company has revised the disclosure accordingly.

48.	Expand the disclosure to indicate the extent to which BDC’s common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

Response: The Company has revised the disclosure accordingly.

49.	Please confirm to the staff in your response letter that BDC will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company hereby acknowledges that it will submit any underwritten offering to FINRA for its required approval of the underwriting terms under FINRA regulations.

50.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned, “Additional Underwriter Compensation” a description of the terms of any agreement that the BDC will have entered into with the underwriters and specify the nature of the services that the underwriter has provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Response: The Company hereby undertakes to include in any prospectus supplement a section entitled “Additional Underwriter Compensation” if, pursuant to the applicable underwriting agreement, the underwriter will receive any compensation in addition to the underwriting discounts and commissions disclosed under the section captioned “Underwriting.” The Company further undertakes to file any underwriting agreement as an exhibit-only filing in a post-effective amendment to the Registration Statement which will become effective immediately.

Independent Registered Public Accounting Firm

U.S. Securities and Exchange Commission

August 24, 2011

51.	In your response letter, discuss BDC’s plans to update all applicable financial statements and other material information, as well as its auditor’s consent, for any takedown of securities offered from this shelf registration statement.

Response: Amendment No. 1 includes updated financial statements and other material information as of June 30, 2011. An updated auditor’s consent as of a recent date is also filed as Exhibit N.1 to Amendment No. 1. The Company will provide updated financial statements and financial information filed with the SEC in a prospectus supplement in connection with each takedown from the Registration Statement.

52.	Our accounting staff will contact you directly and provide you with their financial statement and other accounting-related comments.

Response: The Company has received comments from Kevin Rupert and will separately respond to any comments it receives from the accounting staff of the Division of Investment Management to the extent not addressed.

Part C

Item 25. Financial Statements and Exhibits

53.	It appears that BDC should file, as an exhibit to the registration statement, the form of statement of preferences that BDC anticipates entering into in respect of its issuance of preferred stock. It further appears that BDC should file, as an exhibit to the registration statement, a Statement of Eligibility of Trustee on Form T-1 as it pertains to the trust indenture that will be used with its proposed debt offerings. Please advise us of BDC’s plans to file such exhibits.

Response: The Company has filed the Statement of Eligibility of Trustee on Form T-1 as an exhibit to Amendment No. 1. The Company will provide its form of statement of preferences in connection with any future issuance of preferred stock.

54.	Please file as an exhibit the legality of shares opinion, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by BDC’s board of directors, it may be necessary for BDC to undertake to file an unqualified legality of shares opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

Response: The Company has filed the legal opinion and consent of Sutherland Asbill & Brennan LLP as an exhibit to Amendment No. 1. The Company hereby undertakes to file an

U.S. Securities and Exchange Commission

August 24, 2011

opinion and related consent of counsel in an exhibit-only post-effective amendment to the Registration Statement which will become effective immediately with each takedown of securities from the Registration Statement.

Item 34. Undertakings

55.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of BDC’s common shares (including warrants and/or rights to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

Response: The Company hereby undertakes to file for Staff review a post-effective amendment under section 8(c) of the Securities Act in respect of any one or more offerings of the Company’s common stock (including warrants and/or rights to purchase its common stock) below NAV that will result in greater than 15% dilution in the aggregate to existing stockholder net asset value. The Company has also added such requested disclosure in the section entitled “Sales of Common Stock Below Net Asset Value” in Amendment No.1.

Accounting Comments

56.	Explain why the accrued capital gains incentive fee discussed in the first paragraph of footnote (5) to the fee table is not reflected in the fee table or the Example.

Response: Please refer to the Company’s response to Question 20 above.

57.	We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that BDC will not in the upcoming year make investments that trigger the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that BDC does not intend to invest in any “Acquired Funds.”

Response: Please refer to the Company’s response to Question 16 above.

58.	The Example appears to be incorrect. Please review and revise accordingly. Also, please explain if the incentive fee is included in the example. If the incentive fee is not included, explain the reason it is not included. If the incentive fee is included in the Example, then disclose the assumptions included in the Example regarding the calculation of the incentive fee.

U.S. Securities and Exchange Commission

August 24, 2011

Response: The Company has revised the Example included under the Fees and Expenses table. The first example assumes no offering expenses and incentive fees. The second example assumes no offering expenses and assumes all 5% growth is from realized gains triggering incentive fees. Please see the revised disclosure in Amendment No. 1.

59.	The fee table should include a line item disclosing the expenses associated with the issuance of preferred stock and/or debt securities. Under the “stockholder transaction expenses” section of the fee table, provide a “debt securities and/or preferred stock offering expenses borne by holders of common stock” line item presentation. Expand the disclosure accompanying the Example to clarify that such amount if included in the Example tabular presentation.

Response: Please refer to the Company’s response to Question 17(a) above.

60.	The fee table should disclose the assumptions regarding any leverage the Company expects to utilize. If these assumptions are not included, explain the reason they are not included. If these assumptions are included in the fee table, then disclose the assumptions in a footnote to the fee table.

Response: The Company respectfully refers the Staff to footnote 6 to the fees and expenses table where the Company has included certain assumptions regarding its interest payments on borrowed funds.

61.	Review the footnotes to the fee table and revise in order to clarify the assumptions used in connection with the calculation of the number appearing in each line item.

Response: The Company has revised the footnotes to include assumptions.

62.	Please provide updated financial statements for quarter ended June 30, 2011.

Response: Please refer to the Company’s response to Question 51 above.

63.	With respect to the Company’s consolidated financial statements, indicate which subsidiaries are consolidated with the Company.

Response: The Company has two wholly-owned subsidiaries, THL Credit Holdings, Inc. and THL Corporate Finance, Inc., both of which are Delaware corporations. The wholly-owned subsidiaries are consolidated with the Company for financial reporting purposes

U.S. Securities and Exchange Commission

August 24, 2011

but are not consolidated for income tax purposes. Please refer to Note 1 to the Notes to the Company’s Consolidated Financial Statements for the quarter ended June 30, 2011.

Closing

64.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

65.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: This letter is being filed on EDGAR along with Amendment No. 1.

66.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response: The Company does not expect to submit an exemptive application in connection with the Registration Statement. However, in connection with the filing of the Company’s SBIC license application, the Company intends to apply for exemptive relief from the SEC to permit it to exclude the debt of the Company’s proposed SBIC subsidiary from its consolidated asset coverage ratio.

67.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Response: The Company acknowledges the Staff’s comment.

68.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since BDC and its management are in possession of all facts relating to BDC disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

U.S. Securities and Exchange Commission

August 24, 2011

Response: The Company acknowledges the Staff’s comment.

69.	In the event BDC requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request acknowledging that

a.	BDC is responsible for the adequacy and accuracy of the disclosure in the filing;

b.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

c.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the BDC from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

d.	BDC may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges the Staff’s comment.

70.	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff’s comment.

71.	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Response: The Company acknowledges the Staff’s comment.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218, or Lisa A. Morgan at (202) 383-0523.

Sincerely,

/s/ Cynthia M. Krus

U.S. Securities and Exchange Commission

August 24, 2011

Exhibit A

Organization Chart of THL Credit, Inc.

BDC Organizational Chart

THL Partners Affiliate
Managers
50%
50%
Limited Partners
LP's
GP (ultimate ownership)
THL Credit Partners BDC Holdings, LP (DE lim. partnership)
Public Stockholders
44%
46%
THL Partners Affiliate
Managers
50%
50%
THL Credit, Inc. (DE Corp.)
THL Credit Advisors, LLC (DE LLC)
Limited Partner
LP
GP
THL Credit Greenway Fund LLC (DE LLC)
100%
THL Credit Holdings, Inc.
100%
THL Corporate Finance, Inc.
LP
GP
[TO COME] [THL Credit SBIC, LP (DE lim. partnership)]
100%
[TO COME] [THL Credit SBIC GP, LLC (DE LLC)]

THE INFORMATION CONTAINED HEREIN IS CONFIDENTIAL, MAY BE PRIVILEGED, MAY CONSTITUTE INSIDE INFORMATION AND IS INTENDED ONLY FOR THE USE OF THE INTENDED RECIPIENT AND ANY OTHERS WHO HAVE BEEN SPECIFICALLY AUTHORIZED TO RECEIVE IT.

THL Credit
BOSTON | HOUSTON | LOS ANGELES

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